

Robert Wray · 2nd

RADM USN (ret), CEO at BlueStar SeniorTech

Washington DC-Baltimore Area · 500+ connections ·

Contact info

BlueStar SeniorTech

Georgetown Univers
McDonough School

Experience

CEO
BlueStar SeniorTech
Oct 2013 – Present · 7 yrs 3 mos
Washington D.C. Metro Area

A company providing in-home aging-in-place solutions to seniors in families of veterans.

President
Saltwater Leadership
2010 – Present · 10 yrs
Washington D.C. Metro Area

Speaking and writing on leadership.

US Navy
6 yrs 1 mo

President, Board of Inspection and Survey, US Navy
Mar 2011 – Oct 2013 · 2 yrs 8 mos
Norfolk, Virginia

The Board of Inspection and Survey (INSURV) was established by Congress in 1882 to inspect all US Navy ships, and to report on their readiness and condition to the Secretary of the Navy. I is located in Little Creek, Virginia.

Vice Commander, Navy Europe / Navy Africa / US Sixth Fleet
Oct 2010 – Mar 2011 · 6 mos
Naples Italy

3rd in command for all US Navy Forces operating in Europe, Africa, and Mediterranean theaters.

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VP / Division Manager
SAIC
Nov 2004 – Mar 2008 · 3 yrs 5 mos
Newport, Rhode Island

P&L Manager for a 300-person office of SAIC, providing IT, technical, and engineering services to US Navy, US Coast Guard, and several state governments.

President / CEO
Powergy / Energy-Online
Jun 1996 – May 2004 · 8 yrs
Providence, Rhode Island

CEO of a small energy firm which manufactured and sold power conditioning devices for the commercial and industrial market. Later morphed into web-based energy management, Energy-OnLine. Sold company to Pace Global Energy, which was later acquired by Siemens.

Education

Georgetown University McDonough School of Business
Masters, Leadership
2009 – 2010

US Naval War College
Command and Staff Degree
2004 – 2005

United States Naval Academy
BS, Mechanical Engineering
1975 – 1979
Activities and Societies: Captain of Varsity Sailing Team, Chairman of Brigade Honor Committe

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Licenses & certifications

Licensed Professional Engineer (Mechanical)
State of New Hampshire
Issued Mar 1986 · No Expiration Date

Volunteer experience

Vice Chairman of the Board
Vinson Hall Retirement Community- Navy Marine Coast Guard Residence Foundation
Jan 2014 – Present • 7 yrs
Health

Vinson Hall is a Continuing Care Retirement Center in Washington DC with approximately 500 residents, serving the needs of the Navy / Marine Corps / Coast Guard community.

Executive Director
The Flag and General Officer Network (TFGON)
Oct 2013 – Present • 7 yrs 3 mos

TFGON is a 501(c)(17) War Veterans Organization which includes 1000+ admirals and generals from the Army, Navy, Air Force, Marines, and Coast Guard. Headquartered in Washington DC.

Member of the Board
The Capitol Post
Apr 2017 – Present • 3 yrs 9 mos

The Capitol Post is a veteran-focused business incubator in Washington DC.